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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 8-A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934



                         ADVANCED RADIO TELECOM CORP.
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            (Exact name of registrant as specified in its charter)


                 Delaware                                     52-1869023
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(State or Other Jurisdiction of Incorporation)            (IRS Employer
                                                        Identification No.)


         500 108th Avenue, NE, Suite 2600, Bellevue, Washington 98004
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             (Address of principal executive offices)  (Zip Code)

    If this Form relates to the            If this Form relates to the
    registration of a class of debt        registration of a class of debt
    securities and is effective upon       securities and is to become effective
    filing pursuant to General             simultaneously with the effectiveness
    Instruction A(c)(1) please check       of a concurrent registration
    the following box. [_]                 statement under the Securities Act of
                                           1933 pursuant to General Instruction
                                           A(c)(2) please check the following
                                           box. [_]

Securities to be registered pursuant to Section 12(b) of the Act:


   Title of Each Class to be so          Name of Each Exchange on Which Each
          Registered                          Class is to be Registered
-----------------------------------   ------------------------------------------

              None                                      None


Securities to be registered pursuant to Section 12(g) of the Act:

                    Junior Preferred Stock Purchase Rights
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                               (Title of class)

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Item 1.     Description of Registrant's Securities to be Registered.
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       On June 20, 1997, the Board of Directors (the "Board") of Advanced
Radio Telecom Corp. (the "Company") declared a dividend of one purchase right (a "Right") for every outstanding share of the Company's common stock, $.001 par value (the "Common Stock"). The Rights were distributed on July 3, 1997 to stockholders of record as of the close of business on that date (the "Dividend Record Date"). The terms of the Rights are set forth in a Rights Agreement dated as of June 20, 1997 (the "Rights Agreement") between the Company and Continental Stock Transfer & Trust Company (the "Rights Agent"). The Rights Agreement provides for the issuance of one Right for every share of Common Stock issued and outstanding on the Dividend Record Date and for each share of Common Stock which is issued or sold after that date and prior to the "Distribution Date" (as defined below).

       Each Right entitles the holder to purchase from the Company one one-hundredth of a share of Junior Preferred Stock at a price of $90 per one one-hundredth of a share, subject to adjustment. The Rights will expire on June 20, 2007 (the "Expiration Date"), or the earlier redemption of the Rights, and are not exercisable until the Distribution Date.

       No separate Rights certificates were issued. Until the Distribution Date (or earlier redemption or expiration of the Rights), (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after the Dividend Record Date upon transfer or new issuance of the Company's Common Stock will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any of the Company's Common Stock certificates will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

       The Rights will separate from the Common Stock and Rights certificates will be issued on the Distribution Date. Unless otherwise determined by a majority of the Board then in office, the Distribution Date will occur on the earlier of (i) the fifteenth business day following the later of the date of a public announcement that a person, including affiliates or associates of such person, except as described below, has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock together with any outstanding warrants issued pursuant to the warrant agreement dated as of November 11, 1996 among the Company and the Continental Stock Transfer & Trust Company as Warrant Agent and the warrant agreement dated as of February 6, 1997 among the Company and The Bank of New York as Warrant Agent (collectively, the "Warrants") (such an acquirer being hereinafter referred to as the "Acquiring Person") or the date on which an executive officer of the Company has actual knowledge that an Acquiring Person became such (the "Stock Acquisition Date") or (ii) the fifteenth business day following commencement of a tender offer or exchange offer that would result in any person or its affiliates and associates owning 15% or more of the Company's outstanding Common Stock and any outstanding Warrants. In any event, the Board of Directors may delay the distribution of the certificates.

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       After the Distribution Date, separate certificates evidencing the Rights
("Rights Certificates") will be mailed to holders of record of the Company's Common Stock as of the close of business on the Distribution Date and such separate Rights Certificates alone will evidence the Rights.

       If, at any time after June 20, 1997, any person or group of affiliated or associated persons (other than the Company and its affiliates), shall become an Acquiring Person, each holder of a Right will have the right to receive shares of the Company's Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a market value of two times the then current purchase price of the Right. Also, in the event that the Company were acquired in a merger or other business combination, or more than 25% of its assets or earning power were sold, each holder of a Right would have the right to exercise such Right and thereby receive common stock of the acquiring company with a market value of two times the then current purchase price of the Right. Following the occurrence of any of the events described in this paragraph, any Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person shall immediately become null and void.

       The Board may, at its option, at any time after any Person becomes an Acquiring Person, exchange all or part of the then outstanding and exercisable Rights for shares of Common Stock at an exchange ratio of one share of Common Stock per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after June 20, 1997 (such exchange ratio being hereinafter referred to as the "Exchange Ratio"). The Board, however, may not effect an exchange at any time after any person (other than the Company, any subsidiary of the Company, any employee benefit plan of the Company or any such Subsidiary or any entity holding Common Stock for or pursuant to the terms of any such plan), together with all affiliates of such person, becomes the beneficial owner of 50% or more of the outstanding Common Stock.
Immediately upon the action of the Board ordering the exchange of any Rights and without any further action and without any notice, the right to exercise such Rights will terminate and the only right thereafter of a holder of such Rights will be to receive that number of shares of Common Stock equal to the number of such Rights held by the holder multiplied by the Exchange Ratio.

       The purchase price of the Rights, and the number of one one-hundredth of a share of Junior Preferred Stock or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination, reclassification or recapitalization of, the Junior Preferred Stock, (ii) upon the grant to holders of the Junior Preferred Stock of certain rights or warrants to subscribe for shares of the Junior Preferred Stock or convertible securities at less than the current market price of the Junior Preferred Stock or (iii) upon the distribution to holders of the Junior Preferred Stock of evidences of indebtedness or assets (excluding cash dividends paid out of the earnings or retained earnings of the Company and certain other distributions) or of subscription rights or warrants (other than those referred to above).

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       With certain exceptions, no adjustments in the purchase price of the
Rights will be required until cumulative adjustments equal at least 1% in such price.

       At any time prior to the close of business on June 20, 2007 or the earlier redemption of the Rights (the "Expiration Date"), the Company, by a majority vote of the Board, may redeem the Rights at a redemption price of $.01 per Right (the "Redemption Price"), as described in the Rights Agreement. Immediately upon the action of the Board electing to redeem the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

       Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

       The Rights Agreement may be amended by the Board at any time prior to the Distribution Date without the approval of the holders of the Rights. From and after the Distribution Date, the Rights Agreement may be amended by the Board without the approval of the holders of the Rights in order to cure any ambiguity, to correct any defective or inconsistent provisions, to change any time period for redemption or any other time period under the Rights Agreement or to make any other changes that do not adversely affect the interests of the holders of the Rights (other than any Acquiring Person or its affiliates, associates or transferees).

       The Board of Directors has reserved 1,000,000 shares of Junior Preferred Stock for issuance upon exercise of the Rights, which shares have the following terms. Each share of Junior Preferred Stock will be entitled, subject to the rights of holders of any other series of preference stock having superior rights, to receive cumulative quarterly cash dividends payable on the last day of March, June, September and December in each year equal to the greater of (a) $1.00, or (b) subject to certain adjustments for stock splits, combinations or dividends, 100 times the aggregate per share amount of all cash dividends and 100 times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions other than dividends payable in shares of Common Stock, payable since the immediately preceding quarterly dividend payment date on the Junior Preferred Stock or, with respect to the first such dividend, since the first issuance of any share or fraction thereof of Junior Preferred Stock.

       Holders of shares of Junior Preferred Stock shall, subject to certain adjustments for stock splits, combinations or dividends, be entitled to 100 votes per share of Junior Preferred Stock on all matters submitted to a vote of the Company's stockholders, voting together with the Common Stock as a single class, except as otherwise required by law or the Certificate of Designation.

       In the event that any dividends or distributions payable on the Junior Preferred Stock are in arrears, the Company is subject to certain limitations in its ability to (i) pay or declare

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dividends or make any distribution to holders of stock ranking junior to or on parity with the Junior Preferred Stock, (ii) redeem, purchase or otherwise acquire shares of any stock ranking junior to the Junior Preferred Stock, and
(iii) redeem, purchase or otherwise acquire shares of any stock ranking on a parity with the Junior Preferred Stock.

       Upon any liquidation (voluntary or otherwise), dissolution or winding up of the Company, holders of the Junior Preferred Stock shall be entitled to receive, before any distribution is made with respect to shares of stock ranking junior to the Junior Preferred Stock, $100 per share plus an amount equal to any accrued and unpaid dividends and distributions thereon. After such payments are made, additional distributions shall be made to holders of shares of Junior Preferred Stock only after certain payments are made to holders of Common Stock and stock ranking on parity therewith.

       In the event of any consolidation, merger, combination or other transaction in which the shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or other property, then in any such case the shares of the Junior Preferred Stock shall be similarly exchanged or changed in an amount per share, subject to certain adjustments for stock splits, combinations or dividends, equal to 100 times the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, into which or for which each share of Common Stock is changed or exchanged.

       The shares of Junior Preferred Stock shall rank pari passu with (or if
                                                       ---- -----
determined by the Board of Directors in any vote establishing any other series of preferred stock, either senior to and prior in preference to, or junior and subordinate to) other series of preferred stock of the Company with respect to dividends and/or liquidation preference.

       The shares of Junior Preferred Stock may be issued in fractional shares, and are not subject to mandatory redemption.

       The form of Rights Agreement dated as of June 20, 1997 between the Company and Continental Stock Transfer & Trust Company, as Rights Agent, specifying the terms of the Rights (including as exhibits the form of Certificate of Designation with respect to the Junior Preferred Stock, Rights Certificate and the Summary of Rights) is attached hereto as an exhibit. The foregoing summary description of the Rights and the Junior Preferred Stock does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement and exhibits thereto, which is incorporated herein by reference.

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Item 2.     Exhibits.
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       1.   Rights Agreement dated as of June 20, 1997 ("Rights Agreement")
            between the Company and Continental Stock Transfer & Trust Company, as Rights Agent.

       2. Form of Certificate of Designation with respect to the Junior Preferred Stock, par value $.001 per share, of the Company (attached as Exhibit A to the Rights Agreement).

       3. Form of Rights Certificate (attached as Exhibit B to the Rights Agreement). Pursuant to the Rights Agreement, printed Rights Certificates will not be mailed until the Distribution Date (as defined in the Rights Agreement).

       4.   Summary of Rights (attached as Exhibit C to the Rights Agreement).


                                   SIGNATURE

       Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                              ADVANCED RADIO TELECOM CORP.



Date: July 9, 1997                            By:/s/ Thomas A. Grina
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                                 EXHIBIT INDEX


       The following designated exhibits are filed herewith:

                                                              Page Number
                                                              -----------


1.     Rights Agreement dated as of June 20, 1997 ("Rights
       Agreement") between the Company and Continental
       Stock Transfer & Trust Company, as Rights Agent.

2. Form of Certificate of Designation with respect to the Junior Preferred Stock, par value $.001 per share, of the Company (attached as Exhibit A to the Rights Agreement).

3. Form of Rights Certificate (attached as Exhibit B to the Rights Agreement). Pursuant to the Rights
       Agreement, printed Rights Certificates will not be mailed until the Distribution Date (as defined in the Rights Agreement).

4.     Summary of Rights (attached as Exhibit C to the
       Rights Agreement).



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